UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2013

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People's Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Announces a Contract Win to Provide Its Ground-Based High-Speed Rail Signaling Products to Mudanjiang-Suifenhe Line

BEIJING, July 8, 2013 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide the ground-based high-speed rail signaling system to Mudanjiang-Suifenhe high-speed rail line (“this line”) with a designed traveling speed of 200 km/h and 138.82 km in length. The contract is valued at approximately RMB 33.77 million or US $5.47 million.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated July 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:	/s/ Changli Wang
Changli Wang
Chairman and Chief Executive Officer

Date: July 8, 2013.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated July 8, 2013.